UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on March 5, 2014, reporting the results for the three months and the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: March 5, 2014	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports Fourth Quarter and Fiscal 2013
Results

Full Year Mobile Revenues Exceed Forecast by 100%; Revenues from
Growth Solutions up 39% over 2012

Tel Aviv, Israel – March 5, 2013 - Top Image Systems Ltd. (NASDAQ: TISA) a leading ECM (Enterprise Content Management) and BPM (Business Process Management) solution and MIP (Mobile Imaging Platform) provider, today announced financial results for the fourth quarter ended December 31, 2013.

Highlights:

•	Revenues increased to $8.0 million for fourth quarter 2013 compared to $7.3 million in fourth quarter 2012, an increase of 9%;

•	First year of mobile revenues exceeded forecast by 100%, comprising more than 10% of total revenues;

•	Quarterly SaaS revenue increased to $360,000 since second quarter SaaS business model launch; total recurring revenue for fourth quarter of $2.4 million, an increase of 29% year over year;

•
Year-end cash balance returns to a healthy level of $3.2 million, compared to $2.2 million at the end of 2012; subsequent to year end, we closed public offering of ordinary shares, resulting in proceeds to the Company of $15.0 million, including exercise in full of overallotment option;

•	Our growth solutions now represent 65% of our revenues compared to 47% in 2012, an increase of 39%;

•	Expanding mobile portfolio includes: MobiCHECK, MobiPAY, MobiFLOW and now MobiCLAIM, MobiMETER, MobiCREDIT, MobiENROLL and more to come;

•
Signed significant agreement to provide Fiserv, a leading global provider of financial services technology solutions, with TIS‘s mobile and flagship eFLOW® platforms, which Fiserv currently uses to support its Snap-to-Pay™ capability for select Fiserv mobile banking and payments solutions;

•	US partnerships now provide TIS access to more than 50% of the banking market share;

•	eFLOW CrowdBridge solution, using Amazon Mechanical Turk, is available to 500,000 registered workers from over 190 countries worldwide;

•	Patent for GlassCapture™, a Google Glass capture application, filed in June 2013. Google Glass expected to reach 21 million units in annual sales by year-end 2018, according to BI Intelligence;

•
eFLOW5, Top Image System’s next-generation web-enabled and SaaS-enabled multichannel capture and  workflow platform, launched in New York and across Europe, with initial deployments to a number of customers;

•
US headquarters expanded, hired targeted U.S. headcount of 14 and appointed a US-based Senior Director of Global Marketing; most recently TIS announced that Avi Mileguir has been named Executive Vice President and General Manager, Americas for the newly combined branches of TIS Latin America and TIS America, forming one strong TIS Americas;

•
Focus on enhanced cloud capabilities, transition to SaaS and primary growth of our mobile portfolio drives our product, sales, market and executive recruitment strategies to ensure maximum revenue growth.

Michael Schrader, COO, Top Image Systems commented, “In 2013 we have reinforced our transition strategy, investing significantly in cloud and mobility and expanding our hybrid business model to gradually grow our SaaS subscription-based operations while maintaining our existing on-premise business.  To this end, we have enhanced the cloud and mobile functionalities of our key enterprise growth solutions eFLOW Digital Mailroom and eFLOW INVOICE.  Together with our new mobile portfolio, our growth solutions now represent 65% of our enterprise revenues in comparison to 47% in 2012, an increase of 39%.  In 2013 we invested significant resources to promote our mobile imaging platform and applications; this growth engine performed beyond our expectations, also offering great potential upside from transaction based sales. The fact that mobile solution sales drive platform sales is a huge advantage that can generate substantial revenues going forward.”

Concluded Mr. Schrader, “This year our quarterly SaaS revenues increased to $360,000. Current investments in our cloud-based solutions will further promote SaaS sales. In 2013 we reinforced our mobile and cloud-directed product development strategy with powerful channel and technology partnerships, product launches, patent filings and key organizational changes to drive US market growth.  We are confident that our business model transition and clear focus on our cloud, SaaS and mobile solution strategies in 2013 will drive us to maximum revenue growth.”

Fourth Quarter and Full Year 2013 Results

Revenues: Total revenues for the fourth quarter were $8.0 million, compared to $7.3 million for the fourth quarter of 2012. License revenues for the fourth quarter were $3.4 million, the same figure as for the fourth quarter last year. Professional Services revenues for the fourth quarter were $2.2 million, compared to $2.0 million for fourth quarter last year. Recurring revenues for the fourth quarter were $2.4 million, an increase of 29% on a year-over-year basis.

For the full year, total revenues were $29.1 million, compared to $31.3 million for 2012. The year-over- year decrease in total revenues is primarily attributable to the introduction of a new flexible SaaS business model. The introduction of this model is to meet market demand in legacy markets that are not a core to our rapid growth initiatives. License revenues were $11.8 million for the year compared to $15.3 million for 2012. Recurring revenues were $8.7 million, reflecting an increase of 14% year-over-year. Professional services revenues were $8.6 million, an increase of 3% on a year-over-year basis.

Gross Profit: Gross profit for the fourth quarter was $4.9 million, compared to $4.4 million for the fourth quarter of 2012. Gross margin for the fourth quarter was 61%, compared to 60% in the fourth quarter last year.

For the full year, gross profit was $17.2 million, compared to $19.3 million in 2012. Gross margin was 59%, compared to 62% for 2012.

Earnings: Non-GAAP operating income was $8,000, compared to $0.5 million for the fourth quarter of 2012. Non-GAAP net income was $0.2 million, compared to $0.3 million for the fourth quarter of 2012. Non-GAAP diluted earnings per share were $0.01 compared to $0.02 for the fourth quarter of 2012.

For the full year Non-GAAP operating income was $85,000, compared to $4.1 million in 2012. Non-GAAP net income was $169,000, compared to $3.8 million for the full year 2012. Non-GAAP diluted earnings per share were $0.01 compared to $0.31 for the full year 2012. The decrease in Non-GAAP earnings is primarily attributable to a one-time increase in R&D expenditures relating to our mobile products, development of cloud solutions and higher sales and marketing costs.

Cash: Total cash, cash equivalents increased to $3.2 million on December 31, 2013, from $2.2 million on December 31, 2012. In early 2014 we closed an underwritten public offering of our ordinary shares, generating proceeds to the Company of $15.0 million including exercise in full of an overallotment option.

Deferred Revenues: Deferred revenues increased to $2.3 million on December 31, 2013, compared to $1.5 million on December 31, 2012.

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Wednesday, March 5, 2014, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please note the Conference ID number:  13576795.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1 809 406 247
Conference ID Number: 13576795

The conference call is scheduled to begin at:

10:00 am Eastern Time
7:00   am Pacific Time
5:00   pm Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=108046.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=108046

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), and Non-GAAP Net Income (which details the impact of amortization expenses, non-cash stock-based compensation expenses and change in deferred tax assets).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "Reconciliation of GAAP to Non-GAAP Results”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the fourth quarter ended December 31, 2013, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd.  is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver content across enterprise applications. TIS’ eFLOW Platform is a common platform for the company's solutions which is marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

TIS Company Press Contact:
Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2013	2012
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$3,203	$2,223
Restricted cash	347	212
Trade receivables, net	7,111	8,618
Other accounts receivable and prepaid expenses	901	737
Deferred tax asset	913	785

Total current assets	12,475	12,575

Long-Term Assets:
Severance pay funds	1,775	1,577
Restricted cash	374	381
Long-term deposits and long-term assets	80	66
Deferred tax asset	515	438
Property and equipment, net	260	377
Goodwill	6,168	6,121

Total long-term assets	9,172	8,960

Total Assets	$21,647	$21,535

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$359	$684
Deferred revenues	2,284	1,467
Accrued expenses and other accounts payable	1,334	2,750

Total current liabilities	3,977	4,901

Long-Term Liabilities:
Accrued severance pay	1,956	1,808

Total long-term liabilities	1,956	1,808

Total Liabilities	$5,933	$6,709

Shareholders' Equity	15,714	14,826

Total Liabilities and Shareholders' Equity	$21,647	$21,535

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	In thousands, except per share data
	Unaudited

Revenues	$8,030	$7,350	$29,057	$31,330

Cost of revenues	3,168	2,976	11,816	11,989

Gross profit	4,862	4,374	17,241	19,341

Expenses

Research and development cost	1,244	751	3,377	2,609
Selling and marketing	2,508	2,369	9,498	8,733
General and administrative	1,329	846	4,637	5,087

	5,081	3,966	17,512	16,429

Operating income (loss)	(219)	408	(271)	2,912

Financing expenses, net	(67)	(136)	(298)	(191)

Other income, net	4	-	381	-

Income (loss) before taxes on income	(282)	272	(188)	2,721

Income tax	206	1,149	1	1,122

Net income (loss)	$(76)	$1,421	$(187)	$3,843

Earnings per Share

Basic earning (loss) per share	$(0.01)	$0.12	$(0.02)	$0.34

Weighted average number of shares used in computation of basic net income per share	11,883	11,642	11,719	11,404

Diluted earning (loss) per share	$(0.01)	$0.12	$(0.02)	$0.31

Weighted average number of shares used in computation of diluted net earnings per share	12,566	12,253	12,276	12,318

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	In thousands, except per share data

GAAP operating income (loss)	$(219)	$408	$(271)	$2,912
Stock-based compensation expenses	227	93	356	1,158
Amortization of intangible assets related to acquisition	-	-	-	11
Non- GAAP operating income	$8	$501	$85	$4,081

Net income (loss) for the period	$(76)	$1,421	$(187)	$3,843
Stock-based compensation expenses	227	93	356	1,158
Amortization of intangible assets related to acquisition	-	-	-	11
Change in deferred tax assets	-	(1,223)	-	(1,223)
Non-GAAP Net income	$151	$291	$169	$3,789

Non-GAAP Net income used for basic earnings per share	$151	$291	$169	$3,789

Shares used in basic earnings per share calculation	11,883	11,642	11,719	11,404

Non-GAAP basic earnings per share	$0.01	$0.02	$0.01	$0.33

Non-GAAP Net income used for diluted earnings per share	$151	$291	$169	$3,789

Shares used in diluted earnings per share calculation	12,566	12,253	12,276	12,318

Non-GAAP diluted earnings per share	$0.01	$0.02	$0.01	$0.31